SEC FILE NUMBER 001-12691
CUSIP NUMBER [462044108]
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	Form 20-F	Form 11-K	☒	Form 10-Q	Form 10-D
	Form N-SAR	Form N-CSR

	For Period Ended:	September 30, 2013
Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I — REGISTRANT INFORMATION

ION Geophysical Corporation
Full Name of Registrant

Former Name if Applicable

2105 CityWest Blvd., Suite 400
Address of Principal Executive Office (Street and Number)

Houston, Texas 77042-2839
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

707959058.3 06054597

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
ION Geophysical Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for its quarterly period ended September 30, 2013. The Company is unable to file such Quarterly Report on Form 10-Q without unreasonable effort or expense, as a result of the circumstances described below.
In connection with the preparation of the Company's Form 10-Q for the quarterly period ended September 30, 2013, the Audit Committee of the Board of Directors of the Company, after considering and concurring with the recommendation of management, concluded that it was necessary to restate the Company's condensed consolidated statements of cash flows for the three months ended March 31, 2013 and for the six months ended June 30, 2013. The Company determined that it had incorrectly presented the investments in its multi-client seismic data libraries, or SPANs, in its condensed consolidated statements of cash flows. Certain accrued expenses and accounts payable activity related to the SPANs were presented inappropriately as a reduction in “net cash provided by operating activities” and should have been presented as “net cash used in investing activities” in the Company's condensed consolidated statements of cash flows for the three months ended March 31, 2013 and for the six months ended June 30, 2013. Additional information about the restatements is included in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission contemporaneously with the filing of this Form 12b-25, on November 12, 2013. The Company will amend its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013 to restate the condensed consolidated statements of cash flows to correct this presentation, and to revise certain related information, including the discussion of the Company’s internal controls and procedures.
As a result of the need to first complete and file amendments on Form 10-Q/A to its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013, the Company will require additional time to complete and file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David L. Roland, Esq.	281	933-3339
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes	☒	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No	☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ION Geophysical Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 12, 2013	By	/s/ David L. Roland
David L. Roland, Senior Vice President, General Counsel and Corporate Secretary

707959058.3 06054597